SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Petrobras develops new technology for the production of diesel oil

(Rio de Janeiro, May 18, 2006) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, with a strong focus on social and environmental responsibility, announces that it is testing a new process , denominated H-Bio, incorporating vegetable oils for the production of diesel oil at its refineries. H-Bio is a refining process that utilizes vegetable oils as an input, in order to obtain diesel oil, and involves the hydrogenation of a blend of vegetable oils. This technology has been developed by the Petrobras Research Center over the last eighteen months. Recent industrial tests, conducted at the Gabriel Passos Refinery (Regap), confirm the technical feasibility of the process, and a patent application has already been submitted to the INPI (National Institute of Industrial Property).

The chief benefits of this new industrial process are that it:

• allows the use of vegetable oils from a variety of sources;

• doesn’t produce waste requiring special disposal;

• produces a higher quality of diesel oil;

• complements the biomass usage program in the country’s energy framework, yielding environmental benefits and promoting social inclusion.

• introduces flexibility in the load composition for the Hydrogenation Unit and optimizes the utilization of diesel oil fractions at the refinery;

• offers the prospect of minimal vehicle and lab testing, since the final product – diesel oil – is already used by the Brazilian vehicle fleet;

• requires only normal handling and storage.

It is important to note that the new process does not compete with the refining of oil to obtain diesel oil, nor with the biodiesel program, as these are all complementary initiatives, aimed at increasing the country’s supply of diesel oil.

Certain details need to be developed further, in order to make commerial production of H-bio economically viable.

Almir Guilherme Barbassa
CFO and Investor Relations Director
Petróleo Brasileiro S.A. - Petrobras

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.